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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*


                                 AmerAlia, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    023559-26
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 MARCH 19, 2004
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ....................................... 023559-26

--------------------------------------------------------------------------------

    1.     Names of Reporting Persons.

           Robert C. Woolard

           I.R.S. Identification Nos. of above persons (entities only).

           .....................................................................

--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    ..............................................................

           (b)    ..............................................................

--------------------------------------------------------------------------------

    3.     SEC Use Only

--------------------------------------------------------------------------------

    4.     Citizenship or Place of Organization ..........................U.S.A.

--------------------------------------------------------------------------------

Number of         5.      Sole Voting Power ..........................-0-
Shares
Beneficially      --------------------------------------------------------------
Owned by
Each Reporting    6.      Shared Voting Power ........................1,433,293*
Person With
                  --------------------------------------------------------------

                  7.      Sole Dispositive Power......................-0-

                  --------------------------------------------------------------

                  8.      Shared Dispositive Power ...................1,433,293*

* Includes the following shares in which Mr. Robert C. Woolard disclaims any beneficial interest: 392,295 shares and option to acquire 440,000 shares at $1.00 until March 19, 2009 held by Karen O. Woolard, his spouse; 22,000 shares held in an IRA account for Karen O. Woolard and 252,623 shares and options to acquire 12,500 shares at $1.09 until April 30, 2005 held by the Karen O. Woolard Trust.

           Aggregate Amount Beneficially Owned by Each Reporting
           Person.........................1,433,293*

    9. * Includes the following shares in which Mr. Robert C. Woolard disclaims any beneficial interest: 392,295 shares and option to acquire 440,000 shares at $1.00 until March 19, 2009 held by Karen O. Woolard, his spouse; 22,000 shares held in an IRA account for Karen
           O. Woolard and 252,623 shares and options to acquire 12,500 shares at $1.09 until April 30, 2005 held by the Karen O. Woolard Trust.

--------------------------------------------------------------------------------

    10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
           Instructions).................................

--------------------------------------------------------------------------------

    11.    Percent of Class Represented by Amount in Row (9) ...............8.2%

--------------------------------------------------------------------------------

    12.    Type of Reporting Person (See Instructions)     IN

.................................................................................

--------------------------------------------------------------------------------

CUSIP No. ....................................... 023559-26

--------------------------------------------------------------------------------

    1.     Names of Reporting Persons.

           Karen O. Woolard

           I.R.S. Identification Nos. of above persons (entities only).

           .....................................................................

--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    ..............................................................

           (b)    ..............................................................

--------------------------------------------------------------------------------

    3.     SEC Use Only

--------------------------------------------------------------------------------

    4.     Citizenship or Place of Organization ..........................U.S.A.

--------------------------------------------------------------------------------

Number of         5.      Sole Voting Power ..........................-0-
Shares
Beneficially      --------------------------------------------------------------
Owned by
Each Reporting    6.      Shared Voting Power ........................1,433,293*
Person With
                  --------------------------------------------------------------

                  7.      Sole Dispositive Power......................-0-

                  --------------------------------------------------------------

                  8.      Shared Dispositive Power ...................1,433,293*

* Includes the following shares in which Mrs. Woolard disclaims any beneficial interest: 166,875 shares held by the Robert C Woolard Trust, 22,000 shares held in Mr. Woolard's IRA account, option to acquire 75,000 shares at $0.66 until May 18, 2007, option to acquire 37,500 shares at $0.53 until June 30, 2007, and option to acquire 12,500 shares at $1.09 until April 30, 2005 held by the Robert C Woolard Trust.

           Aggregate Amount Beneficially Owned by Each Reporting
           Person.........................1,433,293*

    9. * Includes the following shares in which Mrs. Woolard disclaims any beneficial interest: 166,875 shares held by the Robert C Woolard Trust, 22,000 shares held in Mr. Woolard's IRA account, option to acquire 75,000 shares at $0.66 until May 18, 2007, option to acquire 37,500 shares at $0.53 until June 30, 2007, and option to acquire 12,500 shares at $1.09 until April 30, 2005 held by the Robert C Woolard Trust.

--------------------------------------------------------------------------------

    10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
           Instructions).................................

--------------------------------------------------------------------------------

    11.    Percent of Class Represented by Amount in Row (9) ...............8.2%

--------------------------------------------------------------------------------

    12.    Type of Reporting Person (See Instructions)     IN

.................................................................................

--------------------------------------------------------------------------------

ITEM 1. (a) Name of Issuer

            AMERALIA, INC.

ITEM 1. (b) Address of Issuer's Principal Executive Offices

            20971 EAST SMOKY HILL RD., CENTENNIAL, COLORADO 80015

ITEM 2. (a) Name of Person Filing

            ROBERT C. WOOLARD AND KAREN O. WOOLARD

ITEM 2. (b) Address of Principal Business Office or, if none, Residence

            708 PARK DR., KENILWORTH, IL 60043

ITEM 2. (c) Citizenship

            U.S.

ITEM 2. (d) Title of Class of Securities

            COMMON SHARES

ITEM 2. (e) CUSIP Number

            023559-26

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: N/A

(a)  [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

(b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable

ITEM 4. OWNERSHIP.

          (a)  Amount beneficially owned: 1,433,293 COMMON SHARES

          (b)  Percent of class: 8.2%

          (c)  Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote -0-

                    (ii) Shared power to vote or to direct the vote 1,433,293 COMMON SHARES**

                    (iii) Sole power to dispose or to direct the disposition of
                          -0-

                    (iv) Shared power to dispose or to direct the disposition of 1,433,293 COMMON SHARES**

          ** As of October 18, 2004: Mr. Woolard and Mrs. Woolard beneficially own 1,433,293 shares of Common Stock, which includes the following shares in which Mrs. Woolard disclaims any beneficial interest:
          166,875 shares held by the Robert C. Woolard Trust, 22,000 shares held in Mr. Woolard's IRA account, option to acquire 75,000 shares at $0.66 until May 18, 2007, option to acquire 37,500 shares at $0.53 until June 30, 2007, and option to acquire 12,500 shares at $1.09 until April 30, 2005 held by the Robert C. Woolard Trust; and the following shares in which Mr. Woolard disclaims any beneficial interest: 392,295 shares and option to acquire 440,000 shares at $1.00 until March 19, 2009 held by Karen O. Woolard, his spouse; 22,000 shares held in an IRA account for Karen O. Woolard and 252,623 shares and options to acquire 12,500 share at $1.09 until April 30, 2005 held by the Karen
          O. Woolard Trust.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10. CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       11/5/04
                           --------------------------------
                                         Date

                                 /s/ Robert C. Woolard
                           --------------------------------
                                       Signature


                           --------------------------------
                                   Robert C. Woolard

                                       11/5/04
                           --------------------------------
                                         Date

                                 /s/ Karen O. Woolard
                           --------------------------------
                                       Signature


                           --------------------------------
                                    Karen O. Woolard

                                                                       EXHIBIT A

                     FILING AGREEMENT DATED NOVEMBER 5, 2004
                     REGARDING JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that:

      (i)   Each is eligible to use the Schedule 13G attached hereto;

      (ii) The attached Schedule 13G is filed on behalf of each of the undersigned; and

      (iii) Each of the undersigned is responsible for the timely filing of such
            Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy if the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

Date: November 5, 2004

Robert C. Woolard

By: /s/ Robert C. Woolard
    --------------------------
    Robert C. Woolard

Karen O. Woolard

By: /s/ Karen O. Woolard
    --------------------------
    Karen O. Woolard